As filed with the Securities and Exchange Commission on November 13, 2012

Securities Act File No. 333-184195

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒Post-Effective Amendment No. 1

STELLUS CAPITAL INVESTMENT CORPORATION

(Exact Name of Registrant as Specified in Charter)

10000 Memorial Drive, Suite 500
Houston, TX 77024

(Address of Principal Executive Offices)

(713) 292-5400

(Registrant’s Telephone Number, Including Area Code)

Robert T. Ladd
Chief Executive Officer and President
Stellus Capital Investment Corporation
10000 Memorial Drive, Suite 500
Houston, TX 77024

(Name and Address of Agent for Service)

COPIES TO:

Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, NW Washington, DC 20004-2415 Tel: (202) 383-0100 Fax: (202) 637-3593	John A. Good, Esq. Helen W. Brown, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 Tel: (901) 543-5901 Fax: (888) 543-4644

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-184195) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the SEC. As permitted by Rule 462(d), this Post-Effective Amendment No. 1 shall become effective upon filing with the SEC.

STELLUS CAPITAL INVESTMENT CORPORATION
PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial statements

None.

(2) Exhibits

(a)(1)	Articles of Amendment and Restatement(1)
(b)(1)	Bylaws(1)
(c)	Not applicable
(d)	Form of Stock Certificate(1)
(e)	Form of Dividend Reinvestment Plan(1)
(f)	Not applicable
(g)(1)	Form of Investment Advisory Agreement between the Registrant and Stellus Capital Management, LLC(1)
(g)(2)	Letter Agreement between the Registrant and Stellus Capital Management, LLC.(1)
(h)	Form of Underwriting Agreement(1)
(i)	Not applicable
(j)	Form of Custody Agreement(1)
(k)(1)	Form of Administration Agreement between the Registrant and Stellus Capital Management, LLC(1)
(k)(2)	Form of License Agreement between the Registrant and Stellus Capital Management(1)
(k)(3)	Form of Indemnification Agreement between the Registrant and the directors(1)
(k)(4)	Form of Purchase Agreement between the Registrant, D.E. Shaw Direct Capital Portfolios, L.L.C. and DC Funding SPV, L.L.C.(1)
(k)(5)	Form of Senior Secured Revolving Credit Agreement among the Registrant and SunTrust Bank(1)
(k)(6)	Form of Guarantee and Security Agreement among the Registrant and SunTrust Bank(1)
(k)(7)	Form of Senior Secured Term Credit Agreement among the Registrant and SunTrust Bank(1)
(k)(8)	Form of Security Agreement among the Registrant and SunTrust Bank(1)
(k)(9)	Form of Letter Agreement between the Registrant, D.E. Shaw Direct Capital Portfolios, L.L.C. and DC Funding SPV, L.L.C.(1)
(l)	Form of Opinion and Consent of Sutherland Asbill & Brennan LLP, special counsel for Registrant(1)
(m)	Not applicable
(n)	Consent of Grant Thornton LLP
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)(1)	Code of Ethics of Stellus Capital Investment Corporation(1)
(r)(2)	Code of Ethics of Stellus Capital Management, LLC(1)
99.1	Confidential Draft Registration Statement on Form N-2(1)
99.2	Confidential Revised Registration Statement on Form N-2(1)

(1)	Previously filed

Item 26. Marketing Arrangements

The information contained under the heading “Underwriting” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$15,815
FINRA filing fee	21,200
New York Stock Exchange listing fees	125,000
Printing expenses(1)	50,000
Accounting fees and expenses(1)	60,000
Legal fees and expenses(1)	413,485
Miscellaneous(1)	150,000
Total	$835,500

(1)	These amounts are estimates.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Company’s common stock as of October 19, 2012.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	1

Item 30. Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s Amended and Restated Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the

Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Stellus Capital Management LLC (the “investment adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the investment advisory agreement or otherwise as an investment adviser of the Registrant.

The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Stellus Capital Management LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Stellus Capital Management LLC’s services under the administration agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors will be set forth in its Form ADV to be filed with the Securities and Exchange Commission.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Stellus Capital Investment Corporation, 10000 Memorial Drive, Suite 500, Houston, TX 77024;
(2)	the Transfer Agent, State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110;
(3)	the Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110; and
(4)	the Adviser, Stellus Capital Management, LLC, 10000 Memorial Drive, Suite 500, Houston, TX 77024.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)	The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.
(2)	Not applicable.
(3)	Not applicable.
(4)	Not applicable.
(5)	Not applicable.
(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of Houston, in the State of Texas, on the 13th day of November, 2012.

STELLUS CAPITAL INVESTMENT CORPORATION

By:	/s/ Robert T. Ladd Name: Robert T. Ladd Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Robert T. Ladd Robert T. Ladd	Chief Executive Officer and Director (Principal Executive Officer)	November 13, 2012
/s/ W. Todd Huskinson W. Todd Huskinson	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	November 13, 2012
* Dean D’Angelo	Director	November 13, 2012
* Joshua T. Davis	Director	November 13, 2012
* J. Tim Arnoult	Director	November 13, 2012
* Bruce R. Bilger	Director	November 13, 2012
* Paul Keglevic	Director	November 13, 2012
* William C. Repko	Director	November 13, 2012
*	Signed by Robert T. Ladd pursuant to a power of attorney signed by each individual on September 28, 2012.